SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
             _______________________________________

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                     WATKINS-JOHNSON COMPANY
                        (Name of Issuer)

                          Common Stock
                  (Title of Class of Securities)

                   942486-10-1 (CUSIP Number)

                        Warren Persavich
                   Senior Vice President & COO
                     Banner Aerospace, Inc.
                 45025 Aviation Drive, Suite 300
                     Dulles, VA  20166-7556
                    Telephone:  703-478-5790
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 25, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D  and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [  ].

CUSIP No. 942486-10-1
1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Banner Aerospace, Inc. -- IRS EIN 95-2039311
     The Fairchild Corporation -- IRS EIN 34-0728587

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)[  ]                            b)[  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)             [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Each of the Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

     7.    SOLE VOTING POWER:
           400,000

     8.    SHARED VOTING POWER:     0

     9.    SOLE DISPOSITIVE POWER:
           400,000

    10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON        400,000

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                             [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.52%

14.   TYPE OF REPORTING PERSON:  CO

Item 1.   Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") amends the statement on
Schedule 13D (the "Original 13 Filing") filed with the Securities and Exchange Commission on October 23, 1998, with respect to the Common Stock of Watkins-Johnson Company, a California corporation ("Issuer"). The principal executive offices of Issuer are located at 3333 Hillview Avenue, Palo Alto, CA 94304-1223. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Original 13D Filing.



Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original 13D Filing is hereby amended by adding the following:

(c) Since the date of the Original Schedule 13D Filing, the Reporting Persons sold shares of Issuer's Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A attached hereto. All of such sales were made on the open market. As a result of such transactions, the Reporting Persons' interest in the Issuer was reduced from 7.06% to 5.52%.


Item 7.   Material to be Filed as Exhibits.

Exhibit A:     Sales of Watkins-Johnson Common Stock

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 1999       BANNER AEROSPACE, INC.


                         By:  ___/s/_________________
                              Bradley T. Lough
                              Treasurer


                         THE FAIRCHILD CORPORATION


                         By:  ___/s/_________________
                              Donald E. Miller
                                                       Executive
                              Vice President, General Counsel and
                              Secretary


                          PAGE 4  OF 5
                            EXHIBIT A

SALES OF WATKINS-JOHNSON COMMON STOCK


Number of shares owned prior to transactions:  512,000

Trade date     No. of Shares  Price Per Share     Total Sales
               Sold           Sold                Price

12/24/98        12,300        19.2537               236,820.57
12/28/98        57,700        19.1000             1,102,072.09
3/25/98         42,000        24.1690             1,015,100.00


Number of Shares owned following transactions:  400,000

                           PAGE 5 OF 5